RAYTEC DEVELOPMENT CORP.
#1104-750 West Pender Street
Vancouver, BC
V6C 2T8
Tel (604) 683-8610
Fax (604) 683-4499



03029573


RECEIVED
AUG 26 2003
WASH. D.C.
181
SECTION
PROCESSING

August 18, 2003

United States Securities
and Exchange Commission
Division of Corporation Finance
450 Fifth Street N.W.
Washington, D.C.
20549

PROCESSED
SEP 04 2003
THOMSON
FINANCIAL

Exemption Number 82-3553

SUPPL

Dear Sirs:

Re: Raytec Development Corp.
British Columbia, Canada
12g3-2(b) Exemption - 82-3553

Please find enclosed additional documents required to be filed in connection with the above Exemption.

In this report I enclose the following:

2. BC Form 45-103F4 dated August 12, 2003; and
3. Quarterly report for the period ended April 30, 2003.

I trust you will find the enclosed to be in order and if you have any questions please do not hesitate to contact the undersigned.

Yours truly,

RAYTEC DEVELOPMENT CORP.



Per:
Toni Vodola
Corporate Secretary
Enclosures



#82-3553

Form 45-103F4
Report of Exempt Distribution

Issuer information

1. State the full name, address and telephone number of the issuer of the security distributed. Include former name if name has changed since last report. If this report is filed by a vendor, other than the issuer, also state the full name and address of the vendor.

   RAYTEC DEVELOPMENT CORP. #1104 – 750 West Pender Street Vancouver, BC, V6C 2T8
   Telephone: (604) 683-8610

2. State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

   The issuer is a reporting issuer in British Columbia, and Alberta.

Details of distribution

3. State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

   August 5, 2003

4. For each security distributed:

   (a) describe the type of security, and
   (b) state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

   Stock Options - 100,000 common shares exercisable at $0.37 per share until August 5, 2004

5. Details of the distribution are provided in the attached schedule.

6. Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 7, below.

Each jurisdiction where purchasers reside	Price per security (Canadian $)	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
Raven Waschilowski #2207 – 1188 Howe Street Vancouver, BC V6Z 2S8	$0.37	$37,000
Total dollar value of distribution in all jurisdictions (Canadian $)	$0.37	$37,000

Commissions and finder's fees

7. Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

Full name and address of person being compensated	Compensation paid (in Canadian $ and, if applicable, number and type of securities)	Exemption relied on and date of distribution (if applicable)
N/A		

Certificate

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true.

Date: August 12, 2003

RAYTEC DEVELOPMENT CORP.

Name of issuer or vendor (please print)

JERRY A. MINNI, President

Print name and position of person signing



Signature

Schedule

Provide the following information on a separate page attached to this report for each type of security distributed. **The information in this schedule will not be placed on the public file of any securities regulatory authority.**

If the report is being filed for securities distributed on more than one distribution date, add a column to identify the dates the securities were distributed.

In British Columbia, for distributions under the exemptions in Part 4 of Multilateral Instrument 45-103 *Capital Raising Exemptions*, non-reporting issuers must also give the telephone number and e-mail address of the purchaser. If the purchaser has refused to provide this information, the issuer must include a statement to this effect in the report.

Do not include in this table, securities issued as payment of commissions or finder's fees disclosed under item 7 of the form.

Full name and residential address of purchaser	Number and type of securities purchased	Total purchase price (Canadian $)	Exemption relied on
Raven Waschilowski #2207 – 1188 Howe Street Vancouver, BC V6Z 2S8	100,000 stock options	$37,000	Section 74(2)(9) of the Securities Act

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

Instruction:

1. File this report and the applicable fee with the securities regulatory authority in each jurisdiction in which the issuer has distributed securities on or before the 10th day after the distribution of the security.

2. If distributions have not occurred within 10 days of each other, separate reports must be filed.

3. In order to determine the fee payable, consult the securities legislation of each jurisdiction. In some jurisdictions, the fee is calculated as a percentage of the proceeds realized by the issuer from, or total dollar value of, the securities distributed in that jurisdiction, as set out in item 5 of this report.

Notice - Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the securities regulatory authorities for the purposes of the administration and enforcement of the securities legislation. Freedom of information legislation in certain jurisdictions may require the securities regulatory authority to make this information available if requested. As a result, the public may be able to obtain access to the information.

If you have any questions about the collection and use of this information, contact the securities regulatory authorities in the jurisdictions where the form is filed, at the address(es) set out below.

Alberta Securities Commission
4th Floor, 300 – 5th Avenue SW
Calgary, AB T2P 3C4
Telephone: (403) 297-6454
Facsimile: (403) 297-6156

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC V7Y 1L2
Telephone: (604) 899-6854
Toll free in British Columbia and Alberta 1-800-373-6393
Facsimile: (604) 899-6506

The Manitoba Securities Commission
1130 – 405 Broadway Avenue
Winnipeg, MB R3C 3L6
Telephone: (204) 945-2548
Facsimile: (204) 945-0330

Securities Commission of Newfoundland
P.O. Box 8700
2nd Floor, West Block
Confederation Building
St. John's, NFLD A1B 4J6
Telephone: (709) 729-4189
Facsimile: (709) 729-6187

Government of the Northwest Territories
Department of Justice
Securities Registry
1st Floor Stuart M. Hodgson Building
5009 – 49th Street
Yellowknife, NT X1A 2L9
Telephone: (867) 920-3318
Facsimile: (867) 873-0243

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
1690 Hollis Street
Halifax, NS B3J 3J9
Telephone: (902) 424-7768
Facsimile: (902) 424-4625

Government of Nunavut
Department of Justice
Legal Registries Division
P.O. Box 1000 – Station 570
1st Floor, Brown Building
Iqaluit NU X0A 0H0
Telephone: (867) 975-6190
Facsimile: (867) 975-6194

Prince Edward Island Securities Office
95 Rochford Street, P.O. Box 2000
Charlottetown, PE C1A 7N8
Telephone: (902) 368-4569
Facsimile: (902) 368-5283

Saskatchewan Financial Services Commission
6th Floor
1919 Saskatchewan Drive
Regina, SK S4P 3V7
Telephone: (306) 787-5879
Facsimile: (306) 787-5899

#82-3553

BC FORM 51-901F

QUARTERLY REPORT AND YEAR END REPORT

Incorporated as part of: __X__ Schedule A

______ Schedule B & C

ISSUER DETAILS:

NAME OF ISSUER Raytec Development Corp.

ISSUER'S ADDRESS 1104 - 750 West Pender Street, Vancouver, B.C. V6C 2T8

ISSUER TELEPHONE NUMBER (604) 683-8610

CONTACT PERSON Jerry A. Minni

CONTACT'S POSITION President

CONTACT TELEPHONE NUMBER (604) 683-8610

FOR QUARTER ENDED April 30, 2003

DATE OF REPORT June 30, 2003

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"Jerry A. Minni"	Jerry A. Minni	"03/06/30"
DIRECTOR'S SIGNATURE	PRINT NAME IN FULL	DATE SIGNED (YY/MM/DD)
"Jerry M. Bella"	Jerry M. Bella	"03/06/30"
DIRECTOR'S SIGNATURE	PRINT NAME IN FULL	DATE SIGNED (YY/MM/DD)

RAYTEC DEVELOPMENT CORP.

CONSOLIDATED FINANCIAL STATEMENTS

APRIL 30, 2003

(UNAUDITED)

CONSOLIDATED BALANCE SHEET

CONSOLIDATED STATEMENT OF DEFICIT

CONSOLIDATED STATEMENT OF LOSS

CONSOLIDATED STATEMENT OF CASH FLOWS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PREPARED BY MANAGEMENT

RAYTEC DEVELOPMENT CORP.

CONSOLIDATED BALANCE SHEET AS AT APRIL 30, 2003

ASSETS	Apr. 30, 2003	Oct. 31, 2002
CURRENT		
Cash and short term investments	$ 104,892	$ 23,856
Accounts receivable	693,832	815,701
Inventories	179,018	584,460
Prepaid expenses and deposits	50,961	96,347
	1,028,703	1,520,364
CAPITAL ASSETS (Note 3)	148,967	177,044
PATENTS, TRADEMARKS AND LICENCES	102,010	103,855
	$ 1,279,680	$ 1,801,263
LIABILITIES		
CURRENT		
Short term indebtedness (Note 4)	$ 667,352	$ 813,768
Accounts payable and accrued liabilities	1,142,216	1,814,685
Advances and loans	385,841	93,450
Deferred revenue	267,739	324,250
Current portion of long-term debt	335,496	248,490
	2,798,644	3,294,643
LONG-TERM DEBT (Note 5)	613,766	498,302
SUBSCRIPTIONS RECEIVED	500,718	398,667
	3,913,128	4,191,612
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 6)	13,989,289	13,855,889
DEFICIT	(16,622,737)	(16,246,238)
	(2,633,448)	(2,390,349)
	$ 1,279,680	$ 1,801,263

APPROVED BY THE DIRECTORS:

"Jerry A. Minni"

"Jerry M. Bella"

The accompanying notes are an integral part of the financial statements.

PREPARED BY MANAGEMENT

RAYTEC DEVELOPMENT CORP.

CONSOLIDATED STATEMENT OF DEFICIT

FOR THE SIX MONTH PERIOD ENDED APRIL 30, 2003

	THREE MONTHS ENDED APRIL 30		SIX MONTHS ENDED APRIL 30	
	2003	2002	2003	2002
DEFICIT, BEGINNING OF PERIOD	$(16,496,559)	$ (14,584,498)	$ (16,246,238)	$ (14,199,622)
NET LOSS FOR THE PERIOD	(126,178)	(308,442)	(376,499)	(693,318)
DEFICIT, END OF PERIOD	$(16,622,737)	$ (14,892,940)	$ (16,622,737)	$ (14,892,940)

The accompanying notes are an integral part of these financial statements.

PREPARED BY MANAGEMENT

RAYTEC DEVELOPMENT CORP.

CONSOLIDATED STATEMENT OF LOSS

FOR THE SIX MONTH PERIOD ENDED APRIL 30, 2003

	THREE MONTHS ENDED APRIL 30		SIX MONTHS ENDED APRIL 30	
	2003	2002	2003	2002
SALES	$ 1,118,114	$ 1,461,555	$ 2,234,701	$ 2,939,019
COST OF SALES				
Material, wages and subcontracts	760,703	1,069,817	1,606,683	2,087,757
GROSS PROFIT	357,411	391,738	628,018	851,262
OPERATING EXPENSES				
Investor communications	21,019	50,923	54,468	87,619
Office and miscellaneous	81,547	80,043	215,910	229,757
Professional fees	45,490	48,823	71,691	136,355
Rent	21,594	23,396	44,973	74,297
Sales and marketing	123,314	150,394	256,698	321,805
Telephone	18,767	23,678	25,828	46,774
Transfer agent and filing fees	8,268	9,704	11,472	12,247
Travel	8,798	25,763	14,758	43,886
Wages and employee benefits	128,145	159,817	257,686	359,624
	456,942	572,541	953,484	1,308,364
OPERATING LOSS	(99,531)	(180,803)	(325,466)	(457,102)
OTHER EXPENSES (INCOME)				
Amortization	22,657	33,037	55,425	65,574
Exchange loss (gain)	(60,621)	(13,877)	(132,249)	25,895
Interest expense	39,203	60,067	91,515	135,722
Other expenses	25,408	48,412	38,342	9,025
	26,647	127,639	51,033	236,216
NET LOSS FOR THE PERIOD	$ (126,178)	$ (308,442)	$ (376,499)	$ (693,318)
LOSS PER SHARE	$ (0.08)	$ (0.06)	$ (0.14)	$ (0.13)

The accompanying notes are an integral part of these financial statements.

PREPARED BY MANAGEMENT

RAYTEC DEVELOPMENT CORP.

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

FOR THE PERIOD SIX MONTH PERIOD ENDED APRIL 30, 2003

	THREE MONTHS ENDED APRIL 30		SIX MONTHS ENDED APRIL 30	
	2003	2002	2003	2002
OPERATING ACTIVITIES				
Net loss for the period	$ (126,178)	$ (308,422)	$ (376,499)	$ (693,318)
Add items not involving cash:				
Amortization	22,657	33,037	55,425	65,574
	(103,521)	(275,385)	(321,074)	(627,744)
Cash provided (used) by net changes in non-cash working capital items	(29,516)	(42,231)	(10,308)	(90,372)
	(133,037)	(317,616)	(331,382)	(718,116)
FINANCING ACTIVITIES				
Proceeds from issuance of shares	133,400	-	133,400	201,000
Proceeds from share subscriptions	(73,413)	138,000	102,051	-
Long-term debt (net)	203,445	6,710	202,470	332,616
	263,432	144,710	437,921	533,616
INVESTING ACTIVITIES				
Acquisition of capital assets	(25,503)	24,863	(25,503)	11,089
INCREASE (DECREASE) IN CASH	104,892	(148,043)	81,036	(163,409)
CASH, BEGINNING OF PERIOD	-	148,043	23,856	163,409
CASH, END OF PERIOD	$ 104,892	$ -	$ 104,892	$ -

The accompanying notes are an integral part of these financial statements.

PREPARED BY MANAGEMENT

RAYTEC DEVELOPMENT CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

APRIL 30, 2003

1. NATURE OF OPERATIONS

The Company is engaged in the distribution of perishable control systems for the retail and wholesale grocery industry, in the development and marketing of products and processes for protection of perishable products and bacterial control.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Principles of Consolidation

These financial statements present the financial position, results of operations and changes in financial position of the Company and its subsidiaries on a going concern basis in accordance with Canadian generally accepted accounting principles.

b) Revenue Recognition

Sales of perishable control systems are recorded upon substantial completion of performance. Performance is considered to be substantially complete upon shipment of goods.

c) Foreign Currency Translation

Transactions and balances in foreign currencies are translated into Canadian dollars using the temporal method. Accordingly revenue, expenses and non-monetary balances are translated at the rate of exchange prevailing at the transaction dates, and monetary balances are translated at the rate prevailing at the balance sheet date. Resulting exchange gains and losses are included in the determination of income.

d) Inventory

Inventory consists chiefly of component parts recorded at the lower of cost, determined on a first-in-first-out basis, and net realizable value.

e) Capital Assets

Amortization is recorded over the useful lives of the assets which are estimated to be as follows:

Property and equipment:	
Equipment	3 to 5 years
Furniture and fixtures	3 to 5 years
Leasehold improvements	3 years
Vehicles	3 to 5 years
Patents and trademarks	17 years

f) Goodwill

Goodwill arose upon the acquisition of shares in the subsidiaries and assets which represent the excess of the purchase prices over the fair market value of the underlying net tangible assets. Goodwill is amortized over 40 years by the straight-line method.

g) Deferred Development Costs

Costs incurred in the development of new products and processes for the protection of perishable foods and bacterial control are deferred until commencement of commercial production or abandonment of development. Where commercial production proceeds, the related costs are amortized over the estimated economic life of the product or process. Where development is abandoned, the related costs are written off.

h) Loss per Share

The loss per share is based on the weighted average number of shares outstanding during the year.

3. CAPITAL ASSETS

Capital assets consist of the following:

	2003	2002
Equipment	$ 364,566	$ 364,566
Furniture and fixtures	57,001	57,001
Vehicles	96,528	97,163
Leasehold improvements	3,191	3,191
	521,286	521,921
Less: Accumulated amortization	372,319	344,877
	$ 148,967	$ 177,044

4. SHORT TERM INDEBTEDNESS

The short term indebtedness is a line of credit with a limit of US $800,000, due on November 16, 2003 and secured by a first lien position on accounts receivable, contract rights, chattel paper, documents instruments, general intangibles, raw materials, work in progress, finished goods and proceeds thereof. The lien bears interest at 0.05% applied to the daily outstanding balance, equivalent to 1.5% per month.

5 LONG-TERM DEBT

Long-term debt consists of the following:	2003	2002
Promissory Note for US $450,000 principle plus accrued interest repayable on January 31, 2004 at 8% per annum.	$ 911,246	$ 700,875
Promissory Note for US $23,599 repayable in monthly instalments of $2,509 plus interest at 9% per annum maturing January 31, 2003	33,038	36,755
Capital equipment lease for US $3,584 secured by Related equipment and repayable in monthly instalments of US $325 including interest at 13.23%	4,978	9,162
	949,262	746,792
Less: Current portion	335,496	248,490
	$ 613,766	$ 498,302

6. SHARE CAPITAL

a) Authorized

100,000,000 Common shares without par value.

b) Issued and Fully Paid:

	Number of Shares	Amount
Balance October 31, 2001	4,242,305	$ 13,654,889
Shares cancelled	(90,000)	-
Issuance of warrants and options	315,000	63,000
Private placements	540,000	138,000
Balance, October 31, 2002 and January 31, 2003	5,007,305	13,855,889
Stock options exercised	17,000	3,400
Private placements	1,000,000	130,000
Balance, April 30, 2003	6,024,305	$ 13,989,289

c) Warrants

As at April 30, 2003 the following warrants were outstanding:

Number or Warrants	Exercise Price	Expiry Date
90,000	$ 0.80	March 8, 2003

d) Options

As at April 30, 2003, the following directors and employee stock options were outstanding:

Number of Options	Exercise Price	Expiry Date
268,000	$ 0.20	October 10, 2003
48,000	$ 0.48	November 23, 2003
110,000	$ 0.30	June 4, 2004

7. COMMITMENTS

Annual minimum rental obligations under an operating lease for premises are as follows:

2003	$	273,167
2004		298,000
2005		273,000
2006		125,000
	$	969,167

BC FORM 51-901F

QUARTERLY REPORT AND YEAR END REPORT

Incorporated as part of:______ Schedule A

__X__ Schedule B & C

ISSUER DETAILS:

NAME OF ISSUER Raytec Development Corp. (Formerly Raytec Capital Corp.)

ISSUER'S ADDRESS 1104 - 750 West Pender Street, Vancouver, B.C. V6C 2T8

ISSUER TELEPHONE NUMBER (604) 683-8610

CONTACT PERSON Jerry A. Minni

CONTACT'S POSITION President

CONTACT TELEPHONE NUMBER (604) 683-8610

WEB ADDRESS www.raytecnet.com

FOR QUARTER ENDED April 30, 2003

DATE OF REPORT June 30, 2003

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"Jerry A. Minni"	Jerry A. Minni	"03/06/30"
DIRECTOR'S SIGNATURE	PRINT NAME IN FULL	DATE SIGNED (YY/MM/DD)
"Jerry M. Bella"	Jerry M. Bella	"03/06/30"
DIRECTOR'S SIGNATURE	PRINT NAME IN FULL	DATE SIGNED (YY/MM/DD)

RAYTEC DEVELOPMENT CORP.
QUARTERLY REPORT - FORM 51-901F
APRIL 30, 2003

SCHEDULE A: FINANCIAL INFORMATION

See attached financial statements of the Company for the period ended April 30, 2003.

1. Analysis of expenses and deferred costs:
   a) Breakdown of expenditures by major category:
      See Schedule A - Financial Statements

2. Related party transactions:
   a) There were no related party transactions during the period.

3. Summary of securities issued and options granted during the period:
   a) Securities issued during the period:

Issue date	Type of issue	Quantity	Price	Proceeds
Jan. 7/03	Private placement	1,000,000	$0.13	$ 130,000
Mar. 10/03	Exercise of options	5,000	$0.20	$ 1,000
Mar. 25/03	Exercise of options	7,000	$0.20	$ 1,400
Apr. 9/03	Exercise of options	5,000	$0.20	$ 1,000

   b) Options granted during the period:
      No options were granted during the period.

4. Summary of securities at the end of the reporting period:
   a) Authorized capital stock:
      See Schedule A - Financial Statements - Note 6 (a).
   b) Issued capital stock:
      See Schedule A - Financial Statements - Note 6 (b).
   c) Options, warrants and convertible securities outstanding:
      See Schedule A - Financial Statements - Notes 6 (c) and (d).
   d) Shares in escrow of subject pooling:
      There are no shares subject to escrow or a pooling agreement.

5. List of directors and officers
   a) Directors:
      Jerry A. Minni
      Robin D.A. Blues
      Jerry M. Bella
   b) Officers:
      Jerry A. Minni - Chairman, President, Chief Executive Officer, Chief Financial Officer
      Toni Vodola - Secretary

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

Description of the Business

The Company is a leading manufacturer, developer and marketer of perishable food control systems and antimicrobial products. As a result of various acquisitions and technological developments the three key components of the Company's business are defined as follows:

- ***Core Business*** - Manufacture, development and marketing of misting, humidification and water treatment equipment for the retail and food storage industry.
- ***Service*** - Installation, preventive maintenance and emergency service through a well-trained network of field technicians.
- ***Antimicrobials*** - Manufacture and marketing of a proprietary line of chlorine dioxide-based products for all aspects of food processing and sanitation.

Discussion of Operations and Financial Conditions

The Company's consolidated revenues for the second quarter was $1.12 million, down from $1.46 million for the comparative period. The decrease was a result of general market and economic conditions. The Company is projecting an overall increase in sales in our core business in fiscal 2003. The sales in the antimicrobial division were less than anticipated due to delays in registration of products.

Manufacturing and installation costs for the second quarter was 68.0% of revenues, down 5.2% from the comparative period. The change was attributed to product mix.

General and administrative expenses remained consistent with the comparative period.

Selling and marketing expenses remained consistent with the comparable period.

The Company did not undertake any material investing activities during the second quarter.

During the second quarter the Company reported an operating loss of $126,178 as compared to an operating loss of $308,442 for the comparative period.

The Company has annual minimum rental obligations under leases for premises, which amount to $969,167 over the next four years.

The Company recently announced that it intends to take its technology subsidiary, Raytec Technologies Inc. public in effort to focus the core business and the technology subsidiary on growth opportunities in their most promising markets. The Company will maintain majority control of the subsidiary and will continue to work closely with respect to applications for perishable products.

There were no legal proceedings against the Company during the second quarter.

The Company has not entered into an investor relations activity contract with an outside firm. The Company's investor relations activities involve addressing responses to shareholders of questions directed to the directors.

Subsequent Events

There were no material subsequent events at April 30, 2003.

Financings Conditions, Liquidity and Solvency

The Company utilized credit facilities available during the year and from time to time relies on the sale of its treasury shares to investors to raise the required capital to fund its operations and development. A number of factors affect the ability of the Company to sell shares to raise capital for its business activities. These include stock market conditions, the Company's previous record in such endeavors and the experience and reputation of its management.

The Company intends to continue to finance its growth and operations primarily through internal cash flow, equity offerings and short-term borrowings as required.

The Company's working capital deficiency at April 30, 2003 was $1,769,941. During the six month period ended April 30, 2003 the Company received $663,300 from private placements.